UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

IGM Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449585108

(CUSIP Number)

Haldor Topsøe Holding A/S

Haldor Topsøes Allé 1

DK-2800

Kgs. Lyngby

Denmark

+45 4527 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Haldor Topsøe Holding A/S
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 12,559,291 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 12,559,291 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,559,291 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

(1)

The aggregate amount of shares of common stock, $0.01 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by Haldor Topsøe Holding A/S (“HTH”) is comprised of (i) 10,289,453 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of non-voting common stock of the Issuer (the “Non-Voting Common Stock”) held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” means initially 4.99% of the Common Stock. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 24,101,365 shares of Common Stock outstanding as of the closing of the Issuer’s initial public offering (the “IPO”) (including 1,640,625 shares of Common Stock issued pursuant to the underwriters’ option to purchase additional shares), as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 18, 2019, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Jakob Haldor Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 54,415 (1)
	(8)	SHARED VOTING POWER 12,559,291 (1)
	(9)	SOLE DISPOSITIVE POWER 54,415 (1)
	(10)	SHARED DISPOSITIVE POWER 12,559,291 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,613,706 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Jakob Haldor Topsøe is comprised of (A) 54,415 shares of Common Stock held directly by Jakob Haldor Topsøe and (B) (i) 10,289,453 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 24,101,365 shares of Common Stock outstanding as of the closing of the IPO (including 1,640,625 shares of Common Stock issued pursuant to the underwriters’ option to purchase additional shares), as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 18, 2019, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Christina Teng Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,375 (1)
	(8)	SHARED VOTING POWER 12,559,291 (1)
	(9)	SOLE DISPOSITIVE POWER 34,375 (1)
	(10)	SHARED DISPOSITIVE POWER 12,559,291 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,666 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Christina Teng Topsøe is comprised of (A) 34,375 shares of Common Stock held directly by Christina Teng Topsøe and (B) (i) 10,289,453 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 24,101,365 shares of Common Stock outstanding as of the closing of the IPO (including 1,640,625 shares of Common Stock issued pursuant to the underwriters’ option to purchase additional shares), as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 18, 2019, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Martin Topsøe
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,375 (1)
	(8)	SHARED VOTING POWER 12,559,291 (1)
	(9)	SOLE DISPOSITIVE POWER 34,375 (1)
	(10)	SHARED DISPOSITIVE POWER 12,559,291 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,666 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Martin Topsøe is comprised of (A) 34,375 shares of Common Stock held directly by Martin Topsøe and (B) (i) 10,289,453 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 24,101,365 shares of Common Stock outstanding as of the closing of the IPO (including 1,640,625 shares of Common Stock issued pursuant to the underwriters’ option to purchase additional shares), as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 18, 2019, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

CUSIP No. 449585108

(1)	NAMES OF REPORTING PERSONS Emil Øigaard
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,375 (1)
	(8)	SHARED VOTING POWER 12,559,291 (1)
	(9)	SOLE DISPOSITIVE POWER 34,375 (1)
	(10)	SHARED DISPOSITIVE POWER 12,559,291 (1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,666 shares (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Emil Øigaard is comprised of (A) 34,375 shares of Common Stock held directly by Emil Øigaard and (B) (i) 10,289,453 shares of Common Stock held directly by HTH and (ii) 2,269,838 shares of Non-Voting Common Stock held directly by HTH. Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard, members of the board of directors of HTH, may be deemed to share voting and investment power with respect to the shares reported herein and disclaim beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein, if any. Pursuant to the Issuer’s amended and restated certificate of incorporation, as amended, each holder of shares of Non-Voting Common Stock shall have the right to convert each share of Non-Voting Common Stock held by such holder into one share of Common Stock at such holder’s election by providing written notice to the Issuer; provided, however, that such shares of Non-Voting Common Stock may only be converted into shares of Common Stock during such time or times as immediately prior to or as a result of such conversion would not result in the holder thereof beneficially owning, in excess of the Beneficial Ownership Limitation. Any holder of Non-Voting Common Stock may increase the Beneficial Ownership Limitation with respect to such holder upon 61 days’ prior written notice to the Issuer and may decrease the Beneficial Ownership Limitation at any time upon providing written notice of such election to the Issuer. Because the percentage of shares of Common Stock held directly by HTH currently exceeds 4.99%, the conversion of the shares of Non-Voting Common Stock held by HTH is limited in its entirety by the Beneficial Ownership Limitation at this time.

(2)

Percentage calculated based on (i) 24,101,365 shares of Common Stock outstanding as of the closing of the IPO (including 1,640,625 shares of Common Stock issued pursuant to the underwriters’ option to purchase additional shares), as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 18, 2019, plus (ii) the 2,269,838 shares of Non-Voting Common Stock held by HTH that may be converted into shares of Common Stock at the election of HTH.

Item 1. Security and Issuer.

This statement (this “Statement”) relates to the Common Stock of IGM Biosciences, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 325 E. Middlefield Road, Mountain View, California 94043.

Item 2. Identity and Background.

(a), (b), (c) and (f)

This Statement is being filed jointly on behalf of Haldor Topsøe Holding A/S (“HTH”), a Danish stock-based corporation whose principal business, through its subsidiary operating companies, is catalysis and chemical processing, Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address and principal office of each Reporting Person is Haldor Topsøes Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of the HTH, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

(d) Criminal Convictions During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’s knowledge, any person named on Annex 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’s knowledge, any person named on Annex 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used by HTH to acquire beneficial ownership of the Issuer’s Common Stock were furnished from its working capital funds. The funds used by each of Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard to acquire beneficial ownership of the Issuer’s Common Stock were furnished from personal funds.

1,250,000 shares of Common Stock held by HTH and 34,375 shares of Common Stock held by each of Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard were purchased in connection with the Issuer’s IPO at the IPO price of $16.00 on September 18, 2019.

20,040 shares of Common Stock held by Jakob Haldor Topsøe were purchased on the open market as follows: (i) 1,700 shares of Common Stock on September 18, 2019 at $19.5365 per share; (ii) 14,340 shares of Common Stock on September 19, 2019 at $22.0091 per share; and (iii) 4,000 shares of Common Stock on September 24, 2019 at $20.4985 per share.

9,039,453 shares of Common Stock held by the Reporting Persons were issued immediately prior to the IPO upon the conversion of the Issuer’s Series B Preferred Stock, $0.01 par value per share, on a 1-for-1 basis. The Reporting Persons purchased an aggregate of 59,736,323 shares of Series B Preferred Stock at a price of $1.00 per share from the Issuer pursuant to a Series B Preferred Stock Purchase Agreement. $17.3 million of the aggregate purchase price was cancellation of indebtedness owed to the Reporting Persons by the Issuer pursuant to unsecured promissory notes issued to the Reporting Persons. On August 30, 2019, the Issuer effected a 6.6084-for-1 reverse stock split of the Issuer’s capital stock (the “Split”). Following the reverse stock split, the Reporting Persons held an aggregate of 9,039,453 shares of Series B Preferred Stock.

The 2,269,838 shares of Non-Voting Common Stock held by the Reporting Persons were issued immediately prior to the IPO at the election of the Reporting Persons upon the conversion of the Issuer’s Series C Preferred Stock, $0.01 par value per share, on a 1-for-1 basis. The Reporting Persons purchased an aggregate of 15,000,000 shares of Series C Preferred Stock at a price of $2.00 per share from the Issuer pursuant to a Series C Preferred Stock Purchase Agreement. $20.0 million of the aggregate purchase price was cancellation of indebtedness owed to the Reporting Persons by the Issuer pursuant to unsecured promissory notes issued to the Reporting Persons. Following the Split, the Reporting Persons held an aggregate of 2,269,838 shares of Series C Preferred Stock. In accordance with the terms of the Issuer’s amended and restated certificate of incorporation, as amended, the Reporting Persons elected to have all of the shares of Series C Preferred Stock held converted into shares of Non-Voting Common Stock, and such conversion occurred upon the closing of the IPO on September 20, 2019.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired shares of Common Stock for investment purposes, as described in Item 3 of this Statement.

Subject to the factors discussed below, the Reporting Persons may purchase additional shares of Common Stock, or rights to purchase shares of Common Stock, through open market or privately negotiated transactions (including through the conversion of shares of the Non-Voting Common Stock that may be deemed to be beneficially owned by the Reporting Persons), or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. The Reporting Persons intend to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, the Reporting Persons’s general investment and trading policies, market conditions or other factors. The Reporting Persons have not yet determined which of the courses of actions specified in this paragraph it may ultimately take.

Jakob Haldor Topsøe and Christina Teng Topsøe each serve as a member of the Issuer’s board of directors. Immediately prior to the IPO, Ms. Topsøe was appointed as a Class II director to serve until the Issuer’s 2021 Annual Meeting of Stockholders, or until her successor has been duly elected and qualified, or until her earlier death, resignation or removal, and Mr. Topsøe was appointed as a Class I director to serve until the Issuer’s 2020 Annual Meeting of Stockholders, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Except as set forth herein, the Reporting Persons (in their capacity as stockholders of the Issuer) have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix); provided that the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described in clauses above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

The following disclosure assumes that there are 24,101,365 shares of Common Stock outstanding as of the closing of the IPO (including 1,640,625 shares of Common Stock issued pursuant to the underwriters’ option to purchase additional shares), as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on September 18, 2019, and 2,269,838 shares of Non-Voting Common Stock held by the Reporting Persons that may be converted into shares of Common Stock at the election of the Reporting Persons.

Haldor Topsøe Holding A/S:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 12,559,291

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 12,559,291

(5) Percent of Class: 47.6%

Jakob Haldor Topsøe:

(1) Sole Voting Power: 54,415

(2) Shared Voting Power: 12,559,291

(3) Sole Dispositive Power: 54,415

(4) Shared Dispositive Power: 12,559,291

(5) Percent of Class: 47.8%

Christina Teng Topsøe:

(1) Sole Voting Power: 34,375

(2) Shared Voting Power: 12,559,291

(3) Sole Dispositive Power: 34,375

(4) Shared Dispositive Power: 12,559,291

(5) Percent of Class: 47.8%

Martin Topsøe:

(1) Sole Voting Power: 34,375

(2) Shared Voting Power: 12,559,291

(3) Sole Dispositive Power: 34,375

(4) Shared Dispositive Power: 12,559,291

(5) Percent of Class: 47.8%

Emil Øigaard:

(1) Sole Voting Power: 34,375

(2) Shared Voting Power: 12,559,291

(3) Sole Dispositive Power: 34,375

(4) Shared Dispositive Power: 12,559,291

(5) Percent of Class: 47.8%

Except as set forth in this Item 5, none of the Reporting Persons, nor any other person controlling the Reporting Persons nor, to the best of the Reporting Persons’s knowledge, any person named on Annex 1, beneficially owns any shares of Common Stock.

(c) Except as disclosed elsewhere in this Statement, none of the Reporting Persons, nor, to the best of the Reporting Persons’s knowledge without independent verification, any person named on Annex 1, has not effected any transactions in the Common Stock in the last 60 days.

(d) To best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Investors’ Rights Agreement

HTH is party to an investors’ rights agreement, as amended, with the Issuer and certain other holders of the Issuer’s capital stock. Under the investors’ rights agreement, certain holders of the Issuer’s capital stock have the right to demand that the Issuer file a registration statement or request that their shares of capital stock be covered by a registration statement that the Issuer is otherwise filing.

Nominating Agreement

On June 28, 2019, HTH entered into a nominating agreement (the “Nominating Agreement”) with the Issuer to provide certain rights with respect to HTH’s ability to designate members of the Issuer’s board of directors (the “Investor Designees”).

Pursuant to the Nominating Agreement, during the period beginning at the completion of the IPO until the earliest of: (i) the twelfth anniversary of the date of the completion of the IPO; (ii) such time as HTH and its affiliates no longer beneficially own at least 1,134,919 shares of the Issuer’s capital stock; (iii) following the three year anniversary of the completion of the IPO, (a) with respect to one of its two Investor Designees, such time as HTH holds less than 20% of the Issuer’s as-converted securities, and (b) with respect to both of its Investor Designees, such time as HTH holds less than 5% of the Issuer’s as-converted securities; or (iv) the consummation of a deemed liquidation (as defined in the Issuer’s amended and restated certificate of incorporation), the Issuer will have the obligation to support the nomination of, and to cause the Issuer’s board of directors to include in the slate of nominees recommended to the Issuer’s stockholders for election, two Investor Designees of HTH.

The nomination of each Investor Designee is subject to the reasonable and good faith determination of a majority of the Issuer’s disinterested directors, after consultation with outside legal counsel, that such Investor Designee is qualified to serve as a member of the Issuer’s board of directors under applicable laws, the rules of the Nasdaq Stock Market LLC, the Issuer’s amended and restated bylaws and any of the Issuer’s company policies. If an Investor Designee resigns from his or her seat on the Issuer’s board of directors or is removed or does not become a director for any reason, the vacancy will be filled by the election or appointment of another Investor Designee of HTH as soon as reasonably practicable, subject to compliance with applicable laws, rules and regulations.

Jakob Haldor Topsøe and Christina Teng Topsøe each serve as a member of the Issuer’s board of directors. Immediately prior to the IPO, Ms. Topsøe was appointed as a Class II director to serve until the Issuer’s 2021 Annual Meeting of Stockholders, or until her successor has been duly elected and qualified, or until her earlier death, resignation or removal, and Mr. Topsøe was appointed as a Class I director to serve until the Issuer’s 2020 Annual Meeting of Stockholders, or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Lock-Up Agreement

In connection with the IPO, HTH, Jakob Haldor Topsøe and Christina Teng Topsøe each entered into a lock-up agreement (the “Lock-Up Agreement”) with Jeffries LLC, Piper Jaffray & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the underwriters in the IPO. Pursuant to the terms of the Lock-Up Agreement, each of these Reporting Persons agreed, subject to certain exceptions, not to transfer or otherwise dispose of any shares of Common Stock during the period ending 180 days after September 17, 2019. The covenants under the Lock-Up Agreement do not apply with respect to shares of Common Stock purchased by such Reporting Persons in connection with or following the IPO.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of September 30, 2019, between Haldor Topsøe Holding A/S, Jakob Haldor Topsøe, Christina Teng Topsøe, Martin Topsøe and Emil Øigaard.

Exhibit 99.2	Amended and Restated Investor Rights Agreement, by and among the Issuer and certain of its stockholders, dated as of June 28, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

Exhibit 99.3	Nominating Agreement, by and among Haldor Topsøe Holding A/S and the Issuer, dated as of June 28, 2019 (incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233365) filed on August 19, 2019).

Exhibit 99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-233365) filed on September 3, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2019

HALDOR TOPSØE HOLDING A/S

By:	/s/ Henrik Gaarn Bak
Name: Henrik Gaarn Bak
Title: Managing Director

JAKOB HALDOR TOPSØE

By:	/s/ Jakob Haldor Topsøe
Name: Jakob Haldor Topsøe

CHRISTINA TENG TOPSØE

By:	/s/ Christina Teng Topsøe
Name: Christina Teng Topsøe

MARTIN TOPSØE

By:	/s/ Martin Topsøe
Name: Martin Topsøe

EMIL ØIGAARD

By:	/s/ Emil Øigaard
Name: Emil Øigaard

Annex 1

Set forth below is the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of HTH. Unless otherwise indicated, each person identified below is employed by HTH. The principal address of HTH, and unless otherwise indicated below, the current business address for each individual listed below is Haldor Topsøes Allé, 1 DK-2800, Kgs. Lyngby, Denmark.

Name and Business Address	Position with the Reporting Corporation	Present Principal Occupation or Employment	Citizenship
Jakob Haldor Topsøe	Member of Board of Directors	Same	Denmark
Christina Teng Topsøe	Member of Board of Directors	Same	Denmark
Martin Topsøe	Member of Board of Directors	Same	Denmark
Emil Øigaard	Member of Board of Directors	Same	Denmark
Henrik Gaarn Bak	Managing Director	Same	Denmark